Exhibit 30

Cash Store Financial enters agreement with Schedule 1 bank

“Bank account offerings through DC Bank will expand ancillary revenue streams”

EDMONTON, October 15, 2009 /CNW/ - Gordon J. Reykdal, Chairman and CEO, today announced that the Company has entered into an agency agreement with Calgary-based DirectCash Bank (“DC Bank”), a federally regulated Schedule 1 Canadian chartered bank that will enable the offering of new products, including Canadian Deposit Insurance Corporation (“CDIC”) insured bank accounts, through Cash Store Financial’s national network of over 450 branches.

“This agreement is part of our longer-term strategy to offer a broader range of products to our customers and to extend our relationship with them.  We are confident that our account-related offerings will significantly expand our ancillary revenue streams. Several options are now being developed. These will be rolled out at a strategically relevant time,” said Mr. Reykdal.

Susan Gallacher, President and CEO of DC Bank, commented:  “The offering of CDIC-insured bank accounts through the Cash Store Financial network will integrate well with DC Bank’s access to a national network of over 6,000 ATMs. We believe that customers will respond positively to the flexible banking options presented by DC Bank and Cash Store Financial. Both companies will benefit from ancillary revenue streams.”

In support of this initiative, Mr. Reykdal also announced that the Company has retained two experienced financial services executives: Halldor Kristjansson, former CEO of a European bank, and Victoria Clark, formerly a Canadian Tire Financial Services marketing executive.

About Cash Store Financial

Cash Store Financial is the only payday advance broker in Canada publicly traded on the Toronto Stock Exchange (TSX: CSF). Cash Store Financial operates more than 450 branches across Canada under the banners: The Cash Store and Instaloans.

The Cash Store and Instaloans act as brokers to facilitate payday advance services to income-earning consumers who may not be able to obtain them from traditional banks. Cash Store Financial also provides a private-label debit card - the Freedom card and a prepaid credit card - the Freedom MasterCard, and other ancillary products.

Cash Store Financial employs more than 1,600 associates and is headquartered in Edmonton, Alberta.

About DC Bank

DC Bank is a Canadian Schedule 1 chartered financial institution headquartered in Calgary, Alberta. DC Bank offers CDIC-insured deposit accounts and is a member of the Interac Association as well as MasterCard International.

For further information on Cash Store Financial, please contact:

Gordon J. Reykdal

Chairman and Chief Executive Officer

Phone: (780) 408-5118

or

Michael J.L. Thompson

Senior Vice President & Corporate Secretary

Phone: (780) 408-5595

or

Nancy Bland

Chief Financial Officer

Phone: (780) 732-5683

For further information on DC Bank, please contact:

Susan M. Gallacher

President and Chief Executive Officer

Phone: (403) 387-2102

This News Release contains “forward-looking information” within the meaning of applicable Canadian and United States securities legislation. Forward-looking information includes, but is not limited to, information with respect to our objectives, strategies, operations and financial results, competition as well initiatives to grow revenue or reduce retention payments. Generally, forward-looking information can be identified by the use of forward-looking terminology such as “plans”, “expects”, or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates”, or “does not anticipate”, or “believes” or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might”, or “will be taken”, “occur”, or “be achieved”. In particular this News Release contains forward-looking statements in connection with the Cash Store Financials goals and strategic priorities, introduction of products, share repurchase initiatives and branch openings. Forward-looking information is subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Cash Store Financial, to be materially different from those expressed or implied by such forward-looking information, including, but not limited to, changes in economic and political conditions, legislative or regulatory developments, technological developments, third-party arrangements, competition, litigation, risks associated with but not limited to, market conditions, and other factors described in our Annual Information Form (“AIF”) dated August 26, 2009 under the heading “Risk Factors”. All material assumptions used in making forward-looking statements are based on management’s knowledge of current business conditions and expectations of future business conditions and trends, including our knowledge of the current credit, interest rate and liquidity conditions affecting us and the Canadian economy.  Although we believes the assumptions used to make such statements are reasonable at this time and have attempted to identify in our continuous disclosure documents important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended.  Certain material factors or assumptions are applied by us in making forward-looking statements, include without limitation, factors and assumptions regarding our continued ability to fund our payday loan business, rates of customer defaults, relationships with, and payments to, third party lenders, demand for our products, as well as our operating cost structure and current consumer protection regulations. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. Accordingly, readers should not place undue reliance on forward-looking information. We do not undertake to update any forward-looking information, except in accordance with applicable securities laws.